Execution Version

Amendment No. 1 to

Amended and Restated Investment Advisory Agreement for Subadviser

First Amendment to the Amended and Restated Investment Subadvisory Agreement dated April 7, 2015 and amended and restated August 16, 2016 and October 6, 2017 (the “Agreement”) made by and among Global Atlantic Investment Advisors, LLC (the “Investment Adviser”), an Indiana limited liability company, Forethought Variable Insurance Trust, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Appendix A to the Agreement, and Goldman Sachs Asset Management, L.P. (the “Subadviser”).  Capitalized terms used herein and not otherwise defined shall have the definition set out in the Agreement.

In accordance with Section 14 of the Agreement, effective November 24, 2017, the parties hereby amend the Agreement as follows:

1. Section 7 of the Agreement is deleted and replaced in its entirety with the following:

7.                                      Term and Termination.  This Agreement shall remain in force until March 31,  2017 and from year to year thereafter through December 31 of each calendar year with respect to Global Atlantic Goldman Sachs Dynamic Trends Allocation Portfolio (formerly FVIT Goldman Sachs Dynamic Trends Allocation Portfolio) and until October 6, 2019 and year to year thereafter through December 31 of each calendar year with respect to Global Atlantic Goldman Sachs Core Fixed Income Portfolio, Global Atlantic Goldman Sachs Global Equity Insights Portfolio, Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio, Global Atlantic Goldman Sachs MidCap Value Insights Portfolio, but only so long as such continuance, and the continuance of the Investment Adviser as investment adviser of the Funds, is specifically approved at least annually by the vote of a majority of the Trustees who are not interested persons of the Subadviser or the Investment Adviser of the Funds, cast in person at a meeting called for the purpose of voting on such approval and by a vote of the Board of Trustees or of a majority of the outstanding voting securities of the Fund.  The aforesaid requirement that continuance of this Agreement be “specifically approved at least annually” shall be construed in a manner consistent with the 1940 Act and the rules and regulations thereunder.  This Agreement may, upon 60 days’ written notice to the Subadviser, be terminated at any time without the payment of any penalty, (a) by the Funds, by the Board of Trustees or by vote of a majority of the outstanding voting securities of the Funds, or (b) by the Investment Adviser.  This Agreement may, upon 120 days’ written notice to the Trust and the Investment Adviser, be terminated at any time, without payment of any penalty, by the Subadviser.  This Agreement shall automatically terminate in the event of its assignment or in the event that the Investment Adviser’s investment advisory agreement with the Funds is terminated.

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement to be effective upon the date above.

Forethought Variable Insurance Trust
By its authorized officer,

By:	/s/ Robert M. Arena, Jr.
Name:	Robert M. Arena, Jr.
Title:	President

Global Atlantic Investment Advisors, LLC
By its authorized officer,

By:	/s/ Eric D. Todd
Name:	Eric D. Todd
Title:	President

Goldman Sachs Asset Management, L.P.
By its authorized officer,

By:	/s/ Marci Green
Name:	Marci Green
Title:	Managing Director